Exhibit 12

Radian Group Inc.
Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	2013	2012	2011	2010	2009
Net (loss) earnings	$(196,985)	$(451,468)	$302,150	$(1,805,867)	$(147,879)
Federal and state income tax (benefit) provision	(10,070)	7,271	66,362	226,189	(94,401)
(Loss) earnings before income taxes	(207,055)	(444,197)	368,512	(1,579,678)	(242,280)
Equity in net (income) loss of affiliates	(1)	13	(65)	(14,668)	(33,226)
Distributed income from equity investees	—	92	—	29,498	11,040
Net (loss) earnings	(207,056)	(444,092)	368,447	(1,564,848)	(264,466)
Fixed charges:
Interest	74,618	51,832	61,394	41,777	46,010
One-Third of all rentals	1,432	1,873	1,678	1,621	2,496
Fixed charges	76,050	53,705	63,072	43,398	48,506
Preferred dividends	—	—	—	—	—
Fixed charges and preferred dividends	76,050	53,705	63,072	43,398	48,506
Net (loss) earnings and fixed charges	$(131,006)	$(390,387)	$431,519	$(1,521,450)	$(215,960)
Net (loss) earnings, fixed charges and preferred dividends	$(131,006)	$(390,387)	$431,519	$(1,521,450)	$(215,960)
Ratio of net (loss) earnings and fixed charges to fixed charges	(1)	(1)	6.8x	(1)	(1)
Ratio of net (loss) earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends (2)	(1)	(1)	6.8x	(1)	(1)

(1) For the periods ended December 31, 2013, 2012, 2010 and 2009, earnings were not adequate to cover fixed charges in the amount of $(131,006), $(390,387), $(1,521,450) and $(215,960), respectively.

(2) Interest on tax accruals that are non-third party indebtedness are excluded from the calculation.